Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the ratio of earnings to combined fixed charges and preferred dividends for the periods indicated below (in thousands).

	For the Period from January 1, 2012 to June 15, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
(Loss) Income from Continuing Operations Before Income Taxes	$ (4,949)	$(4,085)	$(8,864)	$(30,091)	$38,698	$61,621
Fixed Charges	28,513	61,151	49,777	54,670	53,698	54,514
Amortization of Capitalized Interest	33	111	175	175	166	159
Capitalized Interest	(543)	(1,527)	(112)	(19)	(259)	(50)
Earnings	$ 23,054	$55,650	$40,976	$24,735	$92,303	$116,244

Fixed Charges:
Interest Expense	26,275	$55,507	$45,524	$51,609	$50,404	$51,445
Portion of Rent Related to Interest	1,695	4,117	4,141	3,042	3,035	3,019
Capitalized Interest	543	1,527	112	19	259	50
Fixed Charges	28,513	61,151	49,777	54,670	53,698	54,514
Preferred Stock Dividends	—	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$ 28,513	$61,151	$49,777	$54,670	$53,698	$54,514
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends					1.7	2.1
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$ (5,459)	$(5,501)	$(8,801)	$(29,935)